

10035424 ...S ...EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66963

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Edge ECN LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd, 6th Floor
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glen Badach (201) 942-8206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2010

OATH OR AFFIRMATION

I, Glen Badach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Edge ECN, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ROWENA B. BASALATAN
Notary Public - State of New Jersey
No. 2376261
Qualified in Hudson County
My Commission Expires Aug. 5, 2013

Direct Edge ECN LLC
Statement of Financial Condition
December 31, 2009

Direct Edge ECN LLC
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Direct Edge ECN LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Direct Edge ECN LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

Direct Edge ECN LLC
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 82,162,816
Receivables from brokers, dealers and clearing organizations	39,189,718
Fixed assets, at cost, less accumulated depreciation and amortization of $9,566,192	8,783,230
Goodwill	10,953,202
Other assets	3,829,782
Total assets	$144,918,748
Liabilities and Member's Equity	
Liabilities	
Payable to brokers and dealers	$ 15,498,574
ECN rebates payable	15,227,856
Accrued compensation	7,894,499
Accrued expenses and other liabilities	2,663,821
Total liabilities	41,284,750
Commitments and contingent liabilities (Note 6)	
Member's equity	
Total member's equity	103,633,998
Total liabilities and member's equity	$144,918,748

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Direct Edge ECN LLC, (the "Company"), a Delaware limited liability company, operates as an electronic communications network ("ECN"). The Company is a liquidity destination offering the ability to match or route trades in Nasdaq Global Market, Nasdaq Global Select Market, Nasdaq Capital Market, New York Stock Exchange, and American Stock Exchange listed securities by displaying orders on the ISE Stock Exchange or the FINRA Alternative Display Facility. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, International Securities Exchange, Nasdaq Stock Market, and New York Stock Exchange. The Company's sole member is Direct Edge Holdings LLC ("Direct Edge Holdings").

On December 23, 2008, Direct Edge Holdings merged with the ISE Stock Exchange, at the time, a majority owned subsidiary of the International Securities Exchange (ISE). Direct Edge Holdings issued units and received cash as consideration for the acquisition. As a result, former ISE Stock Exchange members received 40.3% interest in Direct Edge Holdings and existing Direct Edge Holdings members, i.e. Knight Capital Group ("KCG"), Citadel Derivatives Group LLC ("Citadel") and The Goldman Sachs Group, Inc., collectively own 59.7%.

2. Significant Accounting Policies

New Accounting Pronouncements
In July 2009, the FASB approved the FASB ASC as the single source of accounting principles generally accepted in the United States of America. While the Codification did not change accounting principles generally accepted in the United States in America, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative guidance. The Company began to use the Codifications on the effective date and has been reflected in notes to the statement of financial condition.

In May 2009, the FASB amended accounting principles related to subsequent events which provide guidance regarding the recording and disclosure of events occurring subsequent to the balance sheet date (ASC 855). Since the Company already follows these amended principles, adoption of the standard did not affect the company's statement of financial condition.

Use of Estimates
The preparation of this financial statement in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents represent demand deposit and money market accounts which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. As of December 31, 2009 the balance principally consist of money market accounts held of $80,826,979.

ECN Activities
Commissions receivable on ECN transactions and ECN rebates payable, are recorded on a trade date basis. ECN rebates represent payments to other broker-dealers for directing their order executions to the Company.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature.

Depreciation and Amortization
Furniture and fixtures, computer hardware and software and equipment are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives of the improvements. In accordance with the provisions of subtopic 350 of the FASB Accounting Standards Codification for Intangibles - Goodwill and Other ("ASC 350"), the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits incurred from the commencement of the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Goodwill
The Company applies the provisions of ASC 350, which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Income Taxes
The Company is a limited liability company, and as such does not pay income taxes. For federal, state, and local income tax purposes, the Company's income is included in Direct Edge Holdings' tax return. An informal tax sharing agreement exists between the Company and Direct Edge Holdings. Consistent with the formal tax sharing agreement, income tax expenses calculated by the Company are determined on a separate company basis but will be paid for by Direct Edge Holdings. As such, there is no income tax expense recorded on the books of the Company.

3. Receivables from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations represents primarily net ECN commissions of $28,129,775, market data receivables of $3,486,160 and regulatory sales fee receivable of $7,573,783.

4. Goodwill

At December 31, 2009, the Company had goodwill of $10,953,202, which resulted from the purchase of the business by its initial investor.

Under ASC 350, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. During 2009, the Company tested the goodwill for impairment based on its

assessment of fair value in comparison to its book value and concluded that there was no impairment.

5. Fixed Assets

Fixed assets comprise the following:

Computer software	$	10,803,167
Computer hardware		3,650,535
Equipment		787,570
Leasehold improvements		2,332,591
Furniture and fixtures		775,559
		18,349,422
Less: accumulated depreciation and amortization		(9,566,192)
	$	8,783,230

6. Commitments and Contingent Liabilities

The Company, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

The Company has an obligation under a sublease agreement for office space with KCG extended to 2021 with certain rental increases included within the agreement. Aggregate annual rent for office space at December 31, 2009 is listed below:

2010	$	525,720
2011		543,411
2012		631,963
2013		631,963
2014		631,963
2015 and later years		4,189,520
	$	7,154,540

The Company has an obligation under a lease agreement for certain hardware extended to 2012. Aggregate annual lease expense for the hardware at December 31, 2009 is listed below:

2010	$	4,827,996
2011		4,827,996
2012		2,538,448
	$	12,194,440

7. Employee Benefit Plans

The Company's employees are eligible to participate in a 401(k) profit sharing plan (the "Plan"). In July of 2009, the Company became its sole administrator. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

8. Related Party Transactions

On July 23, 2007, the Company entered into a Transition Services Agreement ("TSA") with KCG. Under the terms of the agreement, KCG would provide certain technological and administrative services, in addition to facility overhead, to the Company as it transitioned from a wholly-owned subsidiary to a majority-owned subsidiary. The contract remained in effect as the Company transitioned from a majority-owned subsidiary to an independent company. In addition to the TSA, the Company holds a sublease agreement for office space with Knight Equity Markets, an affiliate of KCG. At December 31, 2009 the Company had a payable of $995,046 for the foregoing.

Three member affiliates of the Company are also customers of the ECN operated by the Company. At December 31, 2009, ECN commissions receivable, net of rebates payable, from these member affiliates amounted to $ 776,504.

Two member affiliates are also vendors and charge fees for transactions routed by the Company to the member affiliates. At December 31, 2009, transaction fees payable to these member affiliates amounted to $147,995.

The Company earns order delivery rebate and market data revenue from an affiliate for the Company's displayed orders that execute at the affiliate venue. The Company also pays a routing fee to the affiliate for trades routed to the affiliate. Additionally, the Company maintains an informal expense sharing agreement with the affiliate covering rent and payroll expense. At December 31, 2009, the Company had a receivable of $1,471,085.

9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the Company's broker-dealer customers. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk in regards to cash and cash equivalents.

10. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2009, the Company had net capital of $39,364,640 which was $36,612,367 in excess of its required net capital of $2,752,273.

11. Exemption from SEC Rule 15c3-3

The Company has claimed exemption from SEC Rule 15c3-3 under paragraph (k) (2) (ii) of that Rule.

12. Subsequent Events

The company has performed an evaluation of subsequent events through February 25, 2010, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would be required to be in the financial statements, as of or for the year ended December 31, 2009.